Exhibit 12
                Computation of Ratio of Earnings to Fixed Charges
                      (Dollars in Millions, Except Ratios)


                                                 Three Months Ended                     Years Ended December 31
                                                                       --------------------------------------------------------
                                                  March 31, 2001           2000        1999        1998       1997      1996
                                                  --------------           ----        ----        ----       ----      ----
Earnings:
     Net earnings                                    $ 79.7               $285.4      $318.5      $243.0     $149.0    $127.8
     Extraordinary loss                                 -                    -           -           -         14.0       -
     Provision for income taxes                        31.0                111.0       140.4       122.4       91.7      73.8
     Amortization of capitalized interest               0.1                  0.5         0.3         0.2        0.2       0.1
     Fixed charges excluding interest capitalized       5.7                 24.2        21.3        19.3       18.7      29.6
                                                     ------               ------      ------      ------     ------    ------
         Total                                       $116.5               $421.1      $480.5      $384.9     $273.6    $231.3
                                                     ======               ======      ======      ======     ======    ======

Fixed Charges:
     Interest expense (gross of interest income)    $   3.4               $ 15.0      $ 13.0      $ 12.6     $ 13.0    $ 22.8
     Amortization of deferred financing expense         0.1                  0.3         0.3         0.5        0.6       1.6
     Interest capitalized                               -                    0.8         1.0         0.6        0.5       1.2
     Interest component of rental expense               2.2                  8.9         8.0         6.2        5.1       5.2
                                                     ------               ------      ------      ------     ------    ------
         Total                                       $  5.7               $ 25.0      $ 22.3      $ 19.9     $ 19.2    $ 30.8
                                                     ======               ======      ======      ======     ======    ======

Ratio of Earnings to Fixed Charges                     20.4                 16.8 (a)    21.5        19.3       14.3       7.5
                                                     ======               ======      ======      ======     ======    ======

(a) Excluding a $41.3 million ($29.7 million, net of tax) restructuring charge in 2000, the company's ratio of earnings to fixed charges would have been 18.5 times.

        In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.


                                       1